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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3*)

                             Lasergate Systems, Inc.
                                (Name of Issuer)

                          Common Stock $0.03 Par Value
                         (Title of Class of Securities)

                                   517906 50 9
                                 (CUSIP Number)

                                John M. Markovich
                                Tickets.com, Inc
                        4675 MacArthur Court, Suite 1400
                         Newport Beach, California 92660
                                 (949) 862-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7b for other parties to whom copies are to be sent.

------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 517906509                                           Page   2   of   4
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    1       Names of Reporting Person
            I.R.S. Identification No. of Above Person (if entity)
                    Tickets.com, Inc. (f/k/a Advantix, Inc.)
                    06-1424841
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    2       Check the Appropriate Box if a Member of a Group*
                                                                     [  ] (a)
                                                                     [  ] (b)
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    3       SEC use only

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    4       Source of Funds*

                    WC
                    OO
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    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)

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    6       Citizenship or Place of Organization

                    Delaware
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                        7     Sole voting power
                                      24,818,217

 Number of shares
beneficially owned
 by each reporting
    person with
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                        8     Shared voting power


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                        9     Sole dispositive power
                                      24,818,217
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                       10     Shared dispositive power


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    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    24,818,217
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    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

            [  ]
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    13      Percent of Class Represented by Amount in Row (11)

                    61.9%
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    14      Type of Reporting Person*
                    CO
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        This Amendment No. 3 to Schedule 13D (the "Amendment") is being filed on behalf of Tickets.com, Inc. (f/k/a Advantix, Inc.) ("Tickets.com") to amend the
Schedule 13D (the "Schedule 13D") which was originally filed on February 3,
1999, and amended on February 26, 1999 and July 9, 1999 (the "Prior Amendments") relating to the common stock, $.003 par value (the "Common Stock") and Series G Preferred Stock, which is convertible into Common Stock (the "Preferred Stock") of Lasergate Systems, Inc., a Florida corporation (the "Issuer"). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D, and the Prior Amendments This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On October 20, 1999, Tickets.com and the Issuer entered into the First Amendment to Agreement and Plan of Merger (the "First Amendment") which amended
Section 9.1 of the Merger Agreement to reflect that either Tickets.com or the Issuer could terminate the Merger Agreement if the Effective Time shall not have occurred on or before January 31, 2000, instead of October 31, 1999, which had been the date originally set forth in the Merger Agreement. The Merger Agreement was otherwise unchanged. A copy of the First Amendment is attached to this Amendment as an exhibit and is incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - First Amendment to Agreement and Plan of Merger dated October 20, 1999, between Tickets.com and the Issuer.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1999.

                                    TICKETS.COM, INC.

                                    By: /s/ TIM KELLY
                                       ---------------------------------------
                                          Tim Kelly, Executive Vice President

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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